Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: May 4th, 2006

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

- Press release on second quarter fiscal 2006 earnings

EPCOS AG

Interim Report on the Consolidated Financial Statements of EPCOS AG at March 31, 2006

About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. With its uniquely broad portfolio EPCOS offers a comprehensive range of products from a single source. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2005 (October 1, 2004, to September 30, 2005), EPCOS posted sales of EUR 1.24 billion. At September 30, 2005, the company employed about 16,100 people worldwide.

Accounting Principles

EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP).

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our three reportable segments and of the EPCOS Group as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as net loss/income plus (minus) minority interest, provision for income tax and the interest result, net.

EPCOS AG

Q2 2006:

Sales up, earnings significantly improved

Continuing operations (excluding tantalum capacitors):

➢ Sustained positive development in all industries served and regions

➢ Sales: EUR 324 million, up 17% year on year, up 6% sequentially

➢ EBIT: plus EUR 12 million (Q2 2005: minus EUR 23 million; Q1 2006: plus EUR 3 million)

New orders and sales (continuing operations)

In Q2 2006 (January 1 – March 31, 2006), demand continued to develop strongly in all industries served and regions. New orders and sales increased both sequentially and year on year.

“EPCOS made positive progress in the first half of 2006,” said Gerhard Pegam, President and CEO of EPCOS, at the announcement of the company’s figures for Q2 2006. “Besides increasing the order intake and sales, we also significantly improved our earnings – despite the continued burden of tantalum capacitors. Now that this business has been successfully transferred to KEMET, we are more confident about the future.”

Comparison with Q1 2006

New orders rose by 4% to EUR 348 million in Q2 2006, up from EUR 335 million in the previous quarter. Most of this growth came from business with products for automotive and industrial electronics, as well as with distributors. Regionally, the bulk of the increase came from Germany.

Sales were up 6% to EUR 324 million, against EUR 305 million in Q1. All regions and – with the exception of mobile communications – all industries served contributed to this growth.

Sequentially, sales improved for all business segments. Capacitors and Inductors posted the largest gain of 11%. Sales of this segment’s products climbed to EUR 121 million, from EUR 109 million in the previous quarter. Sales of Ceramic Components increased by 6% to EUR 103 million, from EUR 97 million in Q1 2006. In the Surface Acoustic Wave (SAW) Components segment, sales increased about 1% to EUR 100 million, from EUR 98 million in the first quarter of the current fiscal year.

Comparison with Q2 2005

Compared with the second quarter of fiscal 2005, both new orders and sales posted double-digit growth.

New orders surged 29%, from EUR 271 million a year ago to EUR 348 million. Double-digit growth in orders came in from every industry served and from every region. At 40%, growth was strongest in orders from component distributors and, in regional terms, from customers in Asia.

EPCOS AG

Sales increased by 17% from EUR 277 million to EUR 324 million. Sales of products to the automotive electronics industry rose by nearly 30%, which was primarily due to the higher volume of business with piezo actuators. Sales to component distributors (up 26%) and to the consumer electronics industry (up 23%) were also positive. In both industries, inventory adjustments had weighed heavily on EPCOS’ business in fiscal 2005. Sales of products to the industrial electronics industry were 11% higher than a year ago. Sales of components for wireline and mobile communications reached the levels achieved in Q2 2005.

Sales were up in all regions. The strongest growth was posted by the NAFTA region (plus 30%) and Asia (plus 24%). Pronounced growth of 19% also came from Germany.

All of EPCOS’ business segments likewise recorded double-digit growth year on year. Sales at Capacitors and Inductors rose from EUR 104 million a year ago to EUR 121 million, a gain of 16%. Almost all product groups contributed to this growth. In particular, capacitors delivered to a broad range of customers and inductors for automotive electronics applications experienced particularly sharp growth.

Sales at Ceramic Components rose 19% from EUR 87 million to EUR 103 million. A significant increase in the sales of piezo actuators primarily drove this growth. Moreover, sales of sensors and sensor systems – mostly to the consumer, automotive and industrial electronics industries, but also to distributors – developed well.

The SAW Components segment boosted its sales to EUR 100 million from EUR 86 million in the same period last year, a gain of 17%. This substantial increase was due above all to solid business with SAW products for entertainment electronics applications. Sales of SAW filters for mobile communications applications remained more or less unchanged from the previous year.

Business with multilayer ceramic modules developed positively. EPCOS is constantly expanding its portfolio of products in this field and is now also tapping the fast-growing market for WLAN applications. Modules for WLAN applications thus made a considerable contribution to sales growth in the SAW Components segment in Q2 2006. In the quarter under review, EPCOS won a big-name manufacturer of processors for personal computers as a new key account. Over the next two years, EPCOS expects this new business to generate extra sales in a significant double-digit million euro range.

Earnings (continuing operations)

Earnings before interest and tax (EBIT) rose to plus EUR 12 million in Q2 2006 (Q1 2006: plus EUR 3 million; Q2 2005: minus EUR 23 million).

After-tax earnings in the quarter under review came to plus EUR 8 million (Q1 2006: plus EUR 1 million; Q2 2005: minus EUR 46 million). Earnings per share for Q2 2006 were plus 13 eurocents (Q1 2006: plus 1 eurocent; Q2 2005: minus 70 eurocents).

Earnings by business segment

As sales improved, the Capacitors and Inductors segment reduced its EBIT loss to minus EUR 2 million (Q1 2006: minus EUR 6 million; Q2 2005: minus EUR 22 million, including special charges totaling EUR 17 million). The persistent strength of the Brazilian real is one of the factors that continues to burden earnings in this segment.

Ceramic Components returned to profitability in the quarter under review. EBIT was EUR 1 million (Q1 2006: minus EUR 3 million; Q2 2005: minus EUR 4 million). In addition to

EPCOS AG

the higher sales volume, steps taken to increase yields for piezo actuators contributed to this improvement in earnings. The adjustment of the portfolio of multilayer ceramic capacitors likewise had a positive impact. EPCOS is currently focusing these products primarily on automotive electronics applications, offering customized products and solutions. “The decision to adapt a new strategic approach for these products is proving to be the right one,” Gerhard Pegam affirms. “Even though we are now concentrating our multilayer ceramic capacitors more strongly on specific market segments, EPCOS as a whole is and remains a broadliner, delivering a very wide range of standard, application-specific and customer-specific products and solutions. EPCOS is not becoming a niche provider!”

SAW Components posted EBIT of plus EUR 12 million (Q1 2006: plus EUR 12 million; Q2 2005: plus EUR 4 million). In this segment, EPCOS is benefiting from both the positive trend in sales and from its position as global market leader in SAW products for mobile communications, multimedia and automotive electronics applications. The increased volume of multilayer module business is now also making a positive contribution to earnings.

Key data for the EPCOS Group (including discontinued operations)

Total after-tax earnings in the quarter under review were plus EUR 4 million (Q1 2006: minus EUR 3 million; Q2 2005: minus EUR 49 million). This figure includes a loss of EUR 4 million posted for tantalum capacitors.

In Q2 2006, total earnings per share came to plus 6 eurocents (Q1 2006: minus 5 eurocents; Q2 2005: minus 74 eurocents).

Net cash flow was positive at EUR 3 million in the second quarter of fiscal 2006.

First half-year 2006

Continuing operations

In the first six months of fiscal 2006 (October 1, 2005 – March 31, 2006), new orders rose 28% to EUR 683 million, from EUR 534 million in the same period a year ago. At EUR 629 million, year-on-year sales were up 16% from EUR 544 million.

EBIT improved to plus EUR 15 million in the first half of 2006 (first half of 2005: minus EUR 20 million, including special charges totaling EUR 17 million).

After-tax earnings stood at plus EUR 9 million (first half of 2005: minus EUR 45 million).

EPCOS Group (including discontinued operations)

EBIT for the EPCOS Group as a whole was EUR 2 million (first half of 2005: minus EUR 26 million, including special charges totaling EUR 17 million).

Total after-tax earnings came to plus EUR 1 million (first half of 2005: minus EUR 49 million), including a loss of EUR 8 million posted for tantalum capacitors. The transfer of EPCOS’ tantalum capacitor business to US American capacitor manufacturer KEMET was successfully completed in April. The company has thus eliminated its biggest loss-maker.

Total earnings per share for the first half of 2006 stood at plus 1 eurocent (first half of 2005: minus 75 eurocents).

EPCOS AG

In the first half of the current fiscal year, net cash flow was minus EUR 13 million (first half of 2005: minus EUR 69 million).

“The sale of our tantalum activities to KEMET is giving us a cash inflow of about EUR 70 million,” says CFO Dr. Wilfried Backes, “the majority of which we received when the deal was closed in April.”

Outlook (continuing operations)

Against the backdrop of the overall positive economic development, EPCOS is now more optimistic about its business outlook. For the year as a whole EPCOS expects the increase of sales in its continuing business to be at least in the high single-digit percentage range. EBIT will improve further in the second half of 2006.

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2005.

Further dates

Results for the third quarter of fiscal 2006 will be published on August 1, 2006. Results for the fourth quarter and for fiscal 2005 as a whole will be published at the Annual Press Conference on November 16, 2006.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months and 6 months ended March 31, 2006 and 2005

(EUR thousand, except per share data)

	3 months ended		6 months ended
	2006	2005	2006	2005
Net sales from continuing operations
Third parties	274,415	231,675	535,265	453,011
Related parties	49,630	44,850	93,567	90,838

Total net sales	324,045	276,525	628,832	543,849
Cost of goods sold	(267,952)	(239,774)	(523,002)	(459,322)

Gross profit	56,093	36,751	105,830	84,527

Research and development expenses	(17,134)	(16,339)	(35,315)	(29,650)
Marketing and selling expenses	(27,653)	(26,280)	(54,254)	(52,625)
General and administrative expenses	(4,002)	(4,563)	(7,030)	(7,429)

	(48,789)	(47,182)	(96,599)	(89,704)

Operating income	7,304	(10,431)	9,231	(5,177)
Interest income	816	871	1,505	1,306
Interest expense	(3,556)	(2,283)	(7,021)	(4,532)
Foreign exchange gains (losses), net	1,010	(1,818)	806	(4,272)
Impairment on goodwill	—	(11,800)	—	(11,800)
Other income, net	2,852	1,449	3,731	1,628
Share of net income of unconsolidated affiliates	512	(216)	1,213	(148)

Income (loss) from continuing operations before income taxes and minority interest	8,938	(24,228)	9,465	(22,995)
Provision for income taxes	(562)	(21,442)	(227)	(21,812)
Minority interest	(110)	(58)	(200)	(99)

Income (loss) from continuing operations	8,266	(45,728)	9,038	(44,906)

Loss from discontinued operations, net of income taxes	(4,097)	(2,942)	(8,100)	(4,212)

Net income (loss)	4,169	(48,670)	938	(49,118)

Earnings per share (basic)
Net income (loss) from continuing operations	0.13	(0.70)	0.14	(0.69)
Net loss from discontinued operations	(0.07)	(0.04)	(0.13)	(0.06)
Earnings per share (diluted)
Net income (loss) from continuing operations	0.12	(0.70)	0.14	(0.69)
Net loss from discontinued operations	(0.07)	(0.04)	(0.13)	(0.06)

Reconciliation of Net income (loss) to EBIT
Net income (loss)	8,266	(45,728)	9,038	(44,906)
Minority interest	110	58	200	99
Provision for income taxes	562	21,442	227	21,812

Income (loss) before income taxes and minority interest	8,938	(24,228)	9,465	(22,995)

Interest result, net	2,740	1,412	5,516	3,226

EBIT	11,678	(22,816)	14,981	(19,769)

See accompanying notes to unaudited consolidated interim financial statements.                        8

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

as of March 31, 2006 and September 30, 2005

(EUR thousand, except share data)

	March 31, 2006	September 30, 2005
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	170,681	193,438
Accounts receivable, net	190,288	201,991
Inventories, net	211,331	226,802
Prepaid expenses and other current assets	48,506	46,579
Deferred income taxes	5,518	8,708
Assets held for sale	106,382	—

Total current assets	732,706	677,518

Property, plant and equipment, net	495,864	576,284
Intangible assets, net	17,613	19,141
Deferred income taxes	82,015	70,169
Other assets	41,259	33,822

Total assets	1,369,457	1,376,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	116,966	133,904
Accrued expenses and other current liabilities	111,761	119,065
Short-term borrowings	102,011	107,467
Current portion of long-term debt	23,511	24,944
Deferred income taxes	3,830	3,629
Liabilities held for sale	20,016	—

Total current liabilities	378,095	389,009

Long-term debt, excluding current installments	200,909	206,127
Pension liabilities	170,228	165,768
Deferred income taxes	17,994	18,503
Other liabilities	40,869	40,270
Minority interest	1,896	764

Total liabilities	809,991	820,441

Shareholders’ equity
Share capital, – 96,280,000 shares authorized, 65,300,000 shares issued and outstanding at March 31, 2006 and at September 30, 2005	65,300	65,300
Additional paid-in capital	254,833	254,833
Retained earnings	288,186	287,248
Accumulated other comprehensive loss	(48,853)	(50,888)

Total shareholders’ equity	559,466	556,493

Total liabilities and shareholders’ equity	1,369,457	1,376,934

See accompanying notes to unaudited consolidated interim financial statements.                        9

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

for the 6 months ended March 31, 2006

(EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2005	65,300	254,833	287,248	(50,888)	—	556,493

Comprehensive Income:
Net Income	—	—	938	—	—	938
Currency translation adjustment	—	—	—	(573)	—	(573)
Cash flow hedges (net of tax of 838)	—	—	—	2,509	—	2,509
Reclassification of gains to net income (net of tax of 43)	—	—	—	(127)	—	(127)
Unrealized gains on securities (net of tax of 64)	—	—	—	226	—	226

Total comprehensive Income						2,973

Balances as of March 31, 2006	65,300	254,833	288,186	(48,853)	—	559,466

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

for the 6 months ended March 31, 2005

(EUR thousand)

	Share Capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2004	65,300	254,833	406,510	(47,079)	—	679,564

Comprehensive Loss:
Net Loss	—	—	(49,118)	—	—	(49,118)
Currency translation adjustment	—	—	—	(2,484)	—	(2,484)
Cash flow hedges (net of tax of 67)	—	—	—	(200)	—	(200)
Reclassification of loss to net income (net of tax of 182)	—	—	—	546	—	546
Unrealized gains on securities (net of tax of 113)	—	—	—	942	—	942

Total comprehensive Loss						(50,314)

Balances as of March 31, 2005	65,300	254,833	357,392	(48,275)	—	629,250

See accompanying notes to unaudited consolidated interim financial statements.                        10

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

for the 6 months ended March 31, 2006 and 2005

(EUR thousand)

	6 months ended
	2006	2005
Cash flows from operating activities
Net income (loss)	938	(49,118)
Adjustment to reconcile net loss/income to net cash provided by operating activities
Depreciation and amortization on intangible and fixed assets	63,727	74,122
Impairment on goodwill	—	11,800
Provision for doubtful accounts	246	(5)
Gain on sale of property, plant and equipment	(139)	(177)
Deferred income tax	(12,130)	21,296
Share of net income (loss) of unconsolidated affiliates	(1,213)	148
Minority interest	200	99
Other non cash item	2,713	—
Changes in assets & liabilities
Increase in inventories	(9,846)	(12,204)
Decrease in accounts receivable	1,793	27,864
Increase in prepaid expenses and other current assets	(1,657)	(12,884)
Decrease in accounts payable	(5,106)	(34,661)
Increase in other liabilities	563	324
Decrease in accrued expenses and other current liabilities	(2,784)	(17,120)
Increase in pension liabilities	4,577	4,702
(Increase)/Decrease in other assets	(3,396)	534

Net cash provided by operating activities	38,486	14,720

Cash flows from investing activities
Capital expenditures	(48,534)	(82,491)
Proceeds from sale of equipment	1,146	549
Investments in associated and unconsolidated companies	(4,023)	(2,110)

Net cash used in investing activities	(51,411)	(84,052)

Cash flows from financing activities
Net decrease in short-term borrowings	(7,414)	(8,428)
Proceeds from borrowing of long-term debt	7,492	7,373
Principal payments under capital leasing obligations	(19)	(8)
Principal payments on long-term debt	(9,949)	(13,074)

Net cash used in financing activities	(9,890)	(14,137)

Effect of exchange rate changes on cash	58	(1,795)
Decrease in cash and cash equivalents	(22,757)	(85,264)
Cash and cash equivalents at beginning of fiscal year	193,438	238,386

Cash and cash equivalents at end of period	170,681	153,122

See accompanying notes to unaudited consolidated interim financial statements.                        11

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Notes to unaudited interim consolidated financial statements

1. Basis of Presentation

The unaudited interim consolidated financial statements as of and for the three-month and six-month periods ended March 31, 2006, and 2005 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All intercompany balances and transactions as well as all intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2005 included in the Company’s Annual Report for 2005.

Options granted to employees

As of October 1, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principals Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS No. 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant date, fair-value-based measurement method in accounting for share-based payment transactions. Equity classified awards are measured at fair value of the grant date, whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. For its equity classified awards, the Company applies the modified prospective transition method. Under this method, compensation cost recognized in the 6 months ending March 31, 2006, includes (i) compensation cost for all share-based payments granted prior to, but not yet vested as of October 1, 2005 based on the grant date fair value estimated in accordance with SFAS No. 123, and (ii) compensation cost for all share-based payments granted subsequent to October 1, 2005, based on grant date fair value estimated in accordance with SFAS No. 123R. In the six-month periods of fiscal 2006 compensation expense of EUR 0.776 million from stock based compensation was recorded. Results for prior periods have not been restated.

Prior to the adoption of SFAS No. 123R, stock options were accounted for under the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.

See note 3 for further information on stock-based compensation.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates recorded compensation expense and the effect on net loss/income and loss/earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS No. 123:

NET (LOSS) INCOME AND (LOSS) EARNINGS PER SHARE

for the 3 months and 6 months ended March 31, 2006 and 2005

(EUR thousand, except share data)

	3 months ended		6 months ended
	2006	2005	2006	2005
Net income (loss)
As reported	4,169	(48,670)	938	(49,118)
Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	—	(430)	—	(1,360)
Pro forma	4,169	(49,100)	938	(50,478)

Basic earnings (loss) per share
Net income (loss) from continuing operations as reported	0.13	(0.70)	0.14	(0.69)
Net loss from discontinued operations as reported	(0.07)	(0.04)	(0.13)	(0.06)
Net income (loss) from continuing operations pro forma	0.13	(0.71)	0.14	(0.71)
Net loss from discontinued operations pro forma	(0.07)	(0.05)	(0.13)	(0.07)
Diluted (loss) earnings per share
Net income (loss) from continuing operations as reported	0.12	(0.70)	0.14	(0.69)
Net loss from discontinued operations as reported	(0.07)	(0.04)	(0.13)	(0.06)
Net income (loss) from continuing operations pro forma	0.12	(0.71)	0.14	(0.71)
Net loss from discontinued operations pro forma	(0.07)	(0.05)	(0.13)	(0.07)

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

2. Discontinued Operations

On December 12, 2005, EPCOS signed a contract to sell its Tantalum Capacitor Business Unit to KEMET Inc. based in the United States of America. The sale includes the plants in Evora, Portugal and parts of the activities in Munich and Heidenheim, Germany. EPCOS closed the deal that transfers its tantalum capacitor business effective April 13, 2006. The results of the disposal group are shown as discontinued operations for all periods presented.

In the six months ended March 31, 2006 and 2005, the discontinued operations’ net sales were EUR 45.301 million and EUR 42.368 million, respectively. In the three months ended March 31, 2006 and 2005, net sales were EUR 22.479 million and EUR 21.034 million, respectively. Loss before income taxes and minority interests reported in discontinued operations amounted to EUR -13.830 million and EUR -6.129 million, respectively, for the six months ended March 31, 2006 and 2005. In the three months ended March 31, 2006 and 2005 the loss before income taxes and minority interests was EUR -7.041 million and EUR -4.348 million, respectively.

Assets and liabilities related to the tantalum business are classified as held for sale at March 31, 2006. No impairment was recognized relating to the disposal group in the first two quarters of fiscal 2006. An impairment charge relating to these assets was recorded in the three month period ended September 30, 2005, when the assets were classified as being held and used, but the Company was in negotiations to dispose of the tantalum business.

Cash Flows relating to the discontinued operations for six-month periods ended March 31, 2006 amounted to EUR -17.4 million. Cash used in operating activities amounted to EUR -9.7 million and EUR -7.7 million cash used in investing activities.

The carrying amounts of the major classes of assets and liabilities held for sale as of March 31, 2006 were as follows:

Period ending March 31, 2006

(EUR thousand)

Inventories, net	25,324
Accounts receivable, net	9,927
Property, plant and equipment, net	66,058
Other	5,073

Assets held for sale	106,382

Accounts payable	12,012
Other liabilities	8,004

Liabilities held for sale	20,016

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

3. Stock-based Compensation

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2005	2,486,750	41.40

Granted	339,000	13.05
Exercised	—	—
Forfeited	104,750	33.51

Balance as of March 31, 2006	2,721,000	38.17

4. Inventories, net

INVENTORIES, NET

(EUR thousand)

	March 31, 2006	September 30, 2005
Raw materials and supplies	56,753	59,356
Work in process	61,887	58,028
Finished products	92,691	109,418

Total inventories, net	211,331	226,802

Total inventories as of March 31, 2006 and September 30, 2005, are net of valuation allowances of EUR 21.423 million and EUR 32.823 million, respectively.

5. Goodwill and Intangible Assets

The carrying amount of goodwill as of March 31, 2006, is as follows:

GOODWILL

(EUR thousand)

	March 31, 2006	September 30, 2005
Capacitors and Inductors	3,947	3,935
Ceramic Components	4,103	4,104
SAW Components	298	299

Consolidated total	8,348	8,338

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Included in the Consolidated Balance Sheets as of March 31, 2006 and September 30, 2005 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)

	March 31, 2006		September 30, 2005
	Gross	Net	Gross	Net
Patents, licenses and similar rights	43,001	7,287	42,888	8,670
Customer lists	3,200	1,547	3,200	1,707
Other	1,172	431	1,057	426

Total intangible assets (finite lives)	47,373	9,265	47,145	10,803

Amortization related to intangible assets (finite lives) amounted to EUR 0.891 million for the three-month period ended March 31, 2006 and EUR 1.796 million for the six-month period ended March 31, 2006 (EUR 1.580 million for the three-month period ended March 31, 2005 and EUR 4.823 million for the six-month period ended March 31, 2005). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first six months of fiscal year 2006. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as for the customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

The development of the intangible assets (finite lives) of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

fiscal years

(EUR thousand)

2006	2,072
2007	2,986
2008	1,720
2009	1,360
2010	1,127

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

6. Product warranties

The current and noncurrent accruals for product warranties developed as follows:

PRODUCT WARRANTIES

(EUR thousand)

Balance as of September 30, 2005:	5,146
Increase in accruals related to warranties issued during reporting period (+)	2,459
Increase in accruals related to preexisting warranties (+)	952
Utilization of accruals/reduction in liabilities (-)	(1,308)
Non-utilization of accruals/liabilities (-)	(369)
Reclassification tantalum sale	(320)
Foreign exchange translation adjustment	9

Accrual as of March 31, 2006	6,568

7. Earnings per Share

Basic earnings (loss) per share are computed by dividing net loss/income by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the three-month and six-months periods ended March 31, 2006 and 2005:

EARNINGS (LOSS) PER SHARE

for the 3 months and 6 months ended March 31, 2006 and 2005

(EUR thousand, except share data)

	3 months ended		6 months ended
	2006	2005	2006	2005
Net income (loss) -basic	4,169	(48,670)	938	(49,118)
Interest expense on convertible bonds (net of tax)	526	—	1,061	—
Net income (loss) -diluted	4,695	(48,670)	1,999	(49,118)
Denominator for basic earnings per share – weighted average shares	65,300,000	65,300,000	65,300,000	65,300,000
Effect of dilutive shares – stock options	—	—	—	—
Effect of dilutive shares – convertible bonds	6,500,000	—	—	—
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	71,800,000	65,300,000	65,300,000	65,300,000
Basic earnings per common share, EUR
Net income (loss) from continuing operations	0.13	(0.70)	0.14	(0.69)
Net loss from discontinued operations	(0.07)	(0.04)	(0.13)	(0.06)
Diluted earnings per common share, EUR
Net income (loss) from continuing operations	0.12	(0.70)	0.14	(0.69)
Net loss from discontinued operations	(0.07)	(0.04)	(0.13)	(0.06)

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

On March 31, 2006, 6,500,000 shares relating to convertible bonds outstanding were not considered because the inclusion would be antidilutive for the six-month period. In the three months ending March 31, 2006 6,500,000 shares were included.

8. Pension plan

The following table presents the components of net pension cost for the three and six months ended March 31, 2006 and 2005:

PENSION COST, NET

for the 3 months and 6 months ended March 31, 2006 and 2005

(EUR thousand)

	3 months ended		6 months ended
	2006	2005	2006	2005
Service cost	1,905	1,194	3,679	2,471
Interest cost	2,262	2,141	4,446	4,280
Expected return on plan assets	(452)	(295)	(828)	(584)
Amortization of unrecognized actuarial gains or losses	734	85	1,306	170
Unrecognized prior service cost	14	13	28	26

Periodic pension cost, net	4,463	3,138	8,631	6,363

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

9. Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS, UNAUDITED

(EUR million)

	Capacitors and Inductors	Ceramic Components	SAW Components	Eliminations	Consolidated total
3 months ended March 31, 2006
Orders received	136.2	108.2	103.4		347.8
Net sales	121.0	103.2	99.8		324.0
EBIT	(1.8)	1.4	12.1		11.7
Interest result, net					(2.8)
Income from continuing operations before income taxes and minority interest					8.9
Provision for income taxes					(0.5)
Minority interest					(0.1)
Loss from discontinued operations					(4.1)
Net income					4.2
Depreciation and amortization	4.4	9.7	12.6	0.4	27.1
Capital expenditures	4.1	5.1	12.1	0.6	21.9

3 months ended March 31, 2005
Orders received	98.8	90.5	81.3		270.6
Net sales	104.3	86.6	85.6		276.5
EBIT	(22.3)	(4.4)	3.9		22.8
Interest result, net					(1.4)
Loss from continuing operations before income taxes and minority interest					(24.2)
Provision for income taxes					(21.5)
Minority interest					(0.1)
Loss from discontinued operations					(2.9)
Net loss					(48.7)
Depreciation and amortization	19.5	9.1	15.8	0.6	45.0
Capital expenditures	9.0	22.5	6.9	(0.1)	38.3

With effect from October 1, 2005, the business segments “Capacitors” and “Inductors and Ferrites,” were combined to a reportable segment named “Capacitors and Inductors”, based on substantial economic and other similarities between these operating segments after the disposal of the tantalum capacitor business, which was part of the operating segment “Capacitors”.

Balances reported previously have been restated for comparative purposes given the change in the segmentation.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS, UNAUDITED

(EUR million)

	Capacitors and Inductors	Ceramic Components	SAW Components	Eliminations	Consolidated total
6 months ended March 31, 2006
Orders received	260.2	212.7	210.2		683.1
Net sales	230.3	200.3	198.2		628.8
EBIT	(8.2)	(1.3)	24.5		15.0
Interest result, net					(5.5)
Income from continuing operations before income taxes and minority interest					9.5
Provision for income taxes					(0.3)
Minority interest					(0.2)
Loss from discontinued operations					(8.1)
Net income					0.9
Depreciation and amortization	12.7	19.1	25.9	0.9	58.6
Capital expenditures	6.9	12.8	19.7	1.1	40.5

6 months ended March 31, 2005
Orders received	201.8	177.7	154.6		534.1
Net sales	200.8	161.7	181.3		543.8
EBIT	(26.7)	(7.4)	14.3		(19.8)
Interest result, net					(3.2)
Loss from continuing operations before income taxes and minority interest					(23.0)
Provision for income taxes					(21.8)
Minority interest					(0.1)
Loss from discontinued operations					(4.2)
Net loss					(49.1)
Depreciation and amortization	26.7	17.5	32.4	1.2	77.8
Capital expenditures	20.8	39.3	14.7	0.1	74.9

EPCOS AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: May 4th, 2006	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG